UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Ashford Hospitality Trust, Inc.
2.	Name of Person Relying on Exemption: Cygnus Capital, Inc.

3.	Address of Person Relying on the Exemption: 3060 Peachtree Road NW, Suite 1080 Atlanta, GA 30305
4.	Written Material. The following written materials are attached: Press release, dated October 22, 2020.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital, Inc. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital, Inc. and its affiliates.

PLEASE NOTE: Cygnus Capital, Inc. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Cygnus Capital, Inc. Calls Upon Ashford Hospitality Trust, Inc. to Terminate Highly Dilutive Exchange Offers and Seek Alternate Means of Restructuring

•	Maintains the exchange offers of preferred stock into common stock do little to improve AHT’s immediate liquidity needs, while insiders continue to drain AHT’s cash through questionable fee arrangements with related parties
•	Details simple steps to improve AHT’s capital structure and restore credibility to the business without diluting common stockholders by up to 94%.
•	Increases ownership in the Company because it strongly believes in the Company’s future upside.
•	Urges common stockholders to vote AGAINST the charter amendment proposal and urges preferred stockholders to NOT tender their shares.

ATLANTA, GEORGIA, October 22, 2020 /PRNewswire/-- Cygnus Capital, Inc. (together with its affiliates, “Cygnus Capital”), one of the largest stockholders of Ashford Hospitality Trust, Inc. (the “Company” or “AHT”) (NYSE:AHT), beneficially owning approximately 9.4% of the Company’s outstanding common stock, again called upon AHT to immediately terminate the highly dilutive exchange offers of all series of preferred stock into common stock. Cygnus Capital believes the Company’s decision to adjourn the special meeting of stockholders until October 30, 2020, due to its failure to garner enough stockholder support to pass the proposal to amend its corporate charter that would have forced the conversion of all shares of preferred stock into common stock, is a waste of corporate resources. Cygnus Capital urges the AHT Board of Directors (the “Board”) to seek more effective means of restructuring the Company that can also work to restore stockholder confidence in the Company.

Cygnus Capital continues to believe that AHT is not being run for the benefit of AHT stockholders, and is instead being run as a fee conduit to the Chairman of the Board, Monty Bennett, and his family as well as other insiders of AHT’s external manager, Ashford, Inc. (“AINC”).

Due to the continued self-dealing at AINC and lack of transparency at AHT, among other issues, Cygnus Capital urges all common stockholders to vote AGAINST the proposal to amend AHT’s corporate charter and urges all preferred stockholders NOT to tender their shares.

Cygnus Capital strongly believes that if AHT management wants to encourage participation in a simplification of AHT’s capital structure and restore both stockholder confidence and credibility to the business, it should immediately do the following:

•	Meaningfully increase the size of the cash pool for the exchange offers beyond the $30 million offered to date. Cygnus Capital believes the $7.75 per share in cash is a fair offer, but sees little benefit for preferred stockholders to relinquish their preferred rights given the Board’s and management’s propensity to dilute or otherwise not act in the best interests of common stockholders.

•	Eliminate or reduce the portion of preferred stock converted into common stock. Cygnus Capital believes that eliminating or capping the amount of preferred stock converted into common stock will reduce stockholders’ uncertainty about participating in the exchange offers. Cygnus Capital believes many preferred stockholders do not want to convert their preferred stock into common stock given the declining stock price of the common stock, which Cygnus Capital believes is due in large part to short arbitrage players and the Company’s history of questionable related party transactions.
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•	Increase transparency on alternative strategic options and AHT’s liquidity position, including immediate disclosure of the size of the termination fee claimed by AINC in the event AHT terminates the management agreement with AINC.

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Reduce or defer the fees paid to AINC by AHT. In particular, reduce or eliminate the fees paid to Lismore Capital LLC, a subsidiary of AINC, for debt restructuring as these fees appear to be a double dip on fees already paid by AHT to AINC. Cygnus Capital appreciates that the Board of AHT and AINC have recently agreed to a 30-day deferral on certain fees payable by AHT to AINC, but such a gesture is too little too late, and appears to be a reaction to Cygnus Capital’s recent efforts to highlight the self-dealing at AINC. In addition, the deferral is inconsequential in relation to the massive dilution the Board and management are asking common stockholder to absorb and the ~70% loss preferred stockholders are being asked to accept.

•	Realign the advisory fees paid by AHT to AINC so that such fees incentivize growth of the market capitalization instead of the growth of enterprise value. Currently, AINC is paid 0.70% annually on the size of the equity and debt of AHT. AINC should be paid to grow the value of the equity only, not balloon the size of the debt load carried by the Company.

Cygnus Capital does not believe there is any urgent need to dilute common stockholders and many other alternatives exist to preserve value for both common stockholders and preferred stockholders. Cygnus Capital believes that in addition to restructuring the exchange offers to eliminate or reduce the stock portion of the consideration, AHT could also explore the following options:

1.	Do Nothing. Cygnus Capital believes the Company has sufficient cash (approximately $249 million as of Q2 2020) to ride out the impact of COVID-19. Cygnus Capital believes that approximately 30% of AHT’s hotels are likely at or very near property level breakeven, including debt service. The remainder of AHT’s hotels appear to need a 10-15% increase in occupancy to achieve this goal. Industry trends are positive and, with the Company’s recently announced forbearance agreements, AHT’s balance sheet is strengthening. If AHT is able to make it through this difficult period, the common and preferred stock could dramatically recover. AHT management themselves have said $1.6 billion in equity value recovery is possible. Cygnus Capital agrees.
2.	Sell to a Stronger REIT. AHT management say they can’t sell assets in an orderly way or merge with a larger REIT because a termination fee might be due to AINC. Have the independent directors of AHT formed a committee to explore a sale? Have the independent directors of AHT even asked AINC what the amount of the termination fee is? Have they explored a middle ground where AINC would stay as a third party manager for AHT’s assets inside a stronger acquiring REIT? Cygnus Capital believes many REITs or private equity firms would be interested in acquiring the AHT portfolio. AHT has quality assets. Cygnus Capital questions whether the independent directors of AHT have performed their fiduciary duties to AHT stockholders to seriously consider such options.
3.	Take on a “Bridge Loan” at AHT Corporate Level. AHT management says AHT may have to go bankrupt if they do not complete the highly dilutive exchange offers. AHT’s share price is already down 96.5% from its 52 week high. Yet, Cygnus Capital has spoken with several capital providers who would be willing to extend a working capital line to the Company, secured by the Company’s assets, as a bridge loan. This line would likely carry a low double digit interest rate and standard industry covenants for a loan of this type, but it would provide a bridge for the next few quarters to give the Company more time to get back to a cash flow positive position. Many competitors to AHT are accessing the capital markets for this kind of financing currently. AHT should be following their lead.
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4.	Hold a Rights Offering for Common Stockholders. AHT could also raise capital without diluting common stockholders or paying underwriting fees through a rights offering. Given the volume of trading in AHT’s shares over the past few weeks, Cygnus Capital believes there would be significant interest.
5.	Reduce/Forbear Fees to AINC. Has AHT requested a reduction or forbearance in its fees payable to AINC? Why should AINC insiders and management get paid while AHT common stockholders get diluted? AINC was able to pay an approximately $8 million quarterly dividend just a few weeks ago to its Series D preferred stockholders, nearly all of which is owned by the Bennett family. Yet AHT claims it is about to go broke. Follow the money, it doesn’t add up.

Cygnus Capital urges AHT common and preferred stockholders to vote AGAINST amending AHT’s corporate charter.

Cygnus Capital urges preferred stockholders to NOT tender their shares.

If you have already voted FOR the charter amendment proposal, you have every legal right to change your vote by submitting a later dated proxy card. Vote AGAINST the charter amendment proposal today!

If you have already tendered your preferred stock, you have every legal right to change your mind and WITHDRAW your tendered shares. Hold management accountable to a higher standard and better terms for your shares of preferred stock.

About Cygnus Capital, Inc.

Cygnus Capital, Inc. is an integrated real estate investment and alternative asset management company focused on opportunistic, special situation, and distressed real estate investments. Cygnus Capital targets long term, absolute returns for investors by applying a differentiated approach to real estate investing. By placing an emphasis on the acquisition, workout, and disposition of real estate debt assets characterized by their complexity, inefficiency, and niche qualities, Cygnus Capital is able to target superior, absolute returns for its investors. Cygnus Capital and its affiliates own in the aggregate 64,189 shares of the Company’s Series D Preferred Stock, 139,864 shares of the Company’s Series F Preferred Stock, 169,461 shares of the Company’s Series G Preferred Stock, 215,213 shares of the Company’s Series H Preferred Stock, and 162,216 shares of the Company’s Series I Preferred Stock.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital and its affiliates.

PLEASE NOTE: Cygnus Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

Source:

Christopher Swann

CEO, Cygnus Capital, Inc.

cswann@cygnuscapital.com

(404) 465-3685 office

(917) 407-7971 cell

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